                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  Schedule 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                                TSX CORPORATION
                                (Name of Issuer)

                          Common Stock, $.01 par value
                          ----------------------------
                         (Title of Class of Securities)

                                  87 3027 10 6
                                  ------------
                                 (CUSIP Number)

     Stephen M. Brett, Esq., Executive Vice President and General Counsel,
                           Tele-Communications, Inc.
    Terrace Tower II, 5619 DTC Parkway, Englewood, CO  80111, (303-267-5500)
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                NOVEMBER 15, 1996
                               ------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box: [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                          Exhibit Index is on Page 15

-------------------------------------------------------------------------------
  (1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

       TELE-COMMUNICATIONS, INC.
       84 - 1260157
-------------------------------------------------------------------------------
  (2)  Check the Appropriate Box if a Member of a Group
                                                        (a)  [ ]
                                                        (b)  [ ]
-------------------------------------------------------------------------------
  (3)  SEC Use Only
-------------------------------------------------------------------------------
  (4)  Source of Funds
       OO
-------------------------------------------------------------------------------
  (5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
       2(d) or 2(e)                [ ]
-------------------------------------------------------------------------------
  (6)  Citizenship or Place of Organization
       Delaware

-------------------------------------------------------------------------------
 Number of       (7)   Sole Voting Power         7,181,341 Shares*
Shares Bene-
 ficially              --------------------------------------------------------
 Owned by        (8)   Shared Voting Power       0 Shares
Each Report-
 ing Person            --------------------------------------------------------
   With          (9)   Sole Dispositive Power    7,181,341 Shares*

                       --------------------------------------------------------
                 (10)  Shared Dispositive Power  0 Shares

-------------------------------------------------------------------------------
  (11) Aggregate Amount Beneficially Owned by Each Reporting Person

                       7,181,341 Shares*

-------------------------------------------------------------------------------
  (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [ ]

-------------------------------------------------------------------------------
  (13) Percent of Class Represented by Amount in Row (11)

                       44.1%

-------------------------------------------------------------------------------
  (14) Type of Reporting Person

                       HC, CO
_____________________________
 /*/Including the 6,327,000 shares currently beneficially owned by TCI together with the additional 854,341 shares TCI would acquire upon the exercise of stock options. (See Items 3, 4 and 7)

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                               (Amendment No. 3)

                                  Statement of

                           TELE-COMMUNICATIONS, INC.

                        Pursuant to Section 13(d) of the
                        Securities Exchange Act of 1934

                                 in respect of

                                TSX CORPORATION
                        (Commission File No. 001-11814)

ITEM 1.   Security and Issuer
          -------------------

          Tele-Communications, Inc., a Delaware corporation ("TCI"), hereby amends and supplements its Statement on Schedule 13D (the "Statement"), with respect to the Common Stock, $.01 par value (the "Common Stock"), of TSX Corporation, a Nevada corporation ("TSX"). TCI has certain preemptive rights to purchase newly issued shares of TSX and has recently received certain options pursuant to such preemptive rights as a result of amendments to previously granted options and recent grants of options to others by TSX (collectively, the "TCI Options"). (See Items 3, 4 and 7). In addition, pursuant to Rule 13d-2(c) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), this Amendment No. 3 also restates the Statement and each previously filed amendment to the Statement.

          TSX's principal executive offices are located at 4849 N. Mesa, Suite 200, El Paso, Texas 79912. Unless otherwise indicated, capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Statement.

ITEM 2.   Identity and Background
          -----------------------

          This Amendment No. 3 is being filed by TCI whose principal business address is 5619 DTC Parkway, Englewood, Colorado 80111.

          TCI, through its subsidiaries and affiliates, is principally engaged in the construction, acquisition, ownership, and operation of cable television systems and the provision of satellite-delivered video entertainment, information and home shopping programming services to various video distribution media, principally cable television systems. TCI also has investments in cable and telecommunications operations and television programming in certain international markets as well as investments in companies and joint ventures involved in developing and providing programming for new television and telecommunications technologies. TCI is a Delaware corporation and was incorporated in 1994. TCI Communications, Inc. ("TCIC"), a majority owned subsidiary of TCI, and its predecessors have been engaged in the cable television business since the early 1950's. Prior to August 1994, TCI was named TCI/Liberty Holding Company and TCIC was named Tele-Communications, Inc.

          Schedule 1 attached to this Amendment No. 3 to the Statement contains the following information concerning each director, executive officer or controlling person of TCI: (i) name and residence or business address, (ii) principal occupation or employment; and (iii) the name, principal business and address of any corporation or other organization in which such employment is conducted. Schedule 1 is incorporated herein by reference and replaces the Schedule previously filed with the Statement.

          To the knowledge of TCI, each of the persons named on Schedule 1 (the "Schedule 1 Persons") is a United States citizen. During the last five years, neither TCI nor any of the Schedule 1 Persons (to the knowledge of TCI) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, neither TCI nor any of the Schedule 1 Persons (to the knowledge of TCI) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

August 1994 Business Combination
--------------------------------

          On August 4, 1994, at Special Meetings of Stockholders of TCIC and Liberty Media Corporation ("LMC"), there was approved and adopted an Agreement and Plan of Merger, dated as of January 27, 1994, as amended, which provided for, among other things, the business combination of TCIC and LMC resulting in the companies becoming wholly owned subsidiaries of TCI (the "Business Combination"). The Business Combination became effective on August 4, 1994, upon certain filings with state authorities. Upon the effectiveness of the Business Combination, TCI became the indirect beneficial owner of all of the Common Stock owned by TCIC.

          The foregoing summary of the Business Combination is qualified in its entirety by reference to the complete terms, provisions and conditions thereof set forth in the Proxy Statement of LMC and TCIC and the Prospectus of TCI filed on June 23, 1994 (the "Proxy Statement/Prospectus") by such parties as part of a Registration Statement on Form S-4 (No. 33-54263). The Registration Statement and Proxy Statement/Prospectus are incorporated herein by reference and were so filed herewith as Exhibit A in the original Statement.

ITEM 3.   Source and Amount of Funds or Other Consideration
          -------------------------------------------------

          TCI currently beneficially owns, directly and through a subsidiary a total of 7,181,341 shares of Common Stock. Such beneficial ownership is comprised of 6,327,000 shares of Common Stock and TCI Options to acquire up to an additional 854,341 shares of Common Stock. TCI acquired the Common Stock and TCI Options in previously reported transactions and in connection with a recent transaction. The information set forth below describes the previously reported and recent transactions and states the source and amount of the consideration used in the transactions. TCI is also filing this Schedule 13D because it has entered into a Voting Agreement, which is described in Items 4 and 6 below. TCI did not pay any new consideration in connection with said Voting Agreement. Unless otherwise indicated, the number of shares subject to options and the respective exercise prices are reported below on a post-dividend, post-split basis even though the grant dates thereof may have occurred prior to the authorizations by TSX of such stock dividend and stock split, respectively.

Acquisition Pursuant to the Business Combination
------------------------------------------------

          In connection with the Business Combination described in Item 2 above, TCI acquired indirect beneficial ownership of 6,327,000 shares of the Common Stock. The consideration for the acquisition of such Common Stock was the consideration given in the Business Combination which is described in the Proxy Statement/Prospectus under the heading "THE MERGER AGREEMENT-Consideration to be Received in the Mergers". The Common Stock is subject to an Investment Agreement dated as of March 14, 1994 (the "Investment Agreement") which grants TCI, through a wholly owned subsidiary, (i) certain pre-emptive rights to acquire newly issued shares or derivative securities of TSX, and (ii) the right to appoint up to two nominee's to the board of directors of TSX. Upon issuance by TSX of shares or derivative securities to certain other persons, the Investment Agreement requires TSX to issue a sufficient number of shares or derivative securities, as the case may be, to give TCI the same percentage ownership TCI had prior to such issuance. The Investment Agreement is incorporated herein by reference and was so filed herewith as Exhibit B in the original Statement.


November 1994 Stock Option Grant
--------------------------------

          Pursuant to the Investment Agreement, TCI acquired the TCI Options set forth in the following table. The grants are evidenced by two Stock Option Agreements, each dated as of October 12, 1994, as amended. On November 15, 1996, TSX and TCI amended the respective Stock Option Agreements to correct the number of shares subject to such TCI Options. Such amendments are the result of a recalculation of the pre-emptive rights granted TCI in the Investment Agreement, and caused an increase of 17,931, 4,628 and 1,948, respectively in the number of shares subject to the TCI Options previously reported, plus an additional grant of TCI Options that should have occurred in October 1994, all as described below. The TCI Options have terms similar to the options issued to certain persons by TSX on or immediately prior to the respective dates of grant for the TCI Options. TCI did not pay any new consideration to receive the TCI Options.

          The expiration dates, number of shares and exercise price per share of the TCI Options as reflected in the Stock Option Agreements, as amended, are set forth in the following table:

--------------------------------------------------------------------------------
EXPIRATION DATE         NUMBER OF SHARES                EXERCISE PRICE PER SHARE
--------------------------------------------------------------------------------

  July 28, 2004                   84,612                                   $4.54
  July 28, 2004                   21,836                                   $5.75
 March 14, 2004                  432,169                                   $2.00
October 3, 2004                   13,648                                   $8.04

          The Stock Option Agreements, as amended, permit TCI to tender cash to purchase the shares pursuant to the TCI Options. In addition, the Stock Option Agreements, as amended, allow TCI to purchase the shares underlying the TCI Options pursuant to a cashless exercise. To effect the cashless exercise, TCI would deliver to TSX the number of shares of TSX Common Stock equal to the exercise price payable divided by the fair market value of one share of TSX Common Stock. The respective Stock Option Agreements are incorporated herein by reference and were so filed herewith as Exhibit C and Exhibit D in the Amendment 1 to the Statement. The respective Amendments to Stock Option Agreements are attached to this Amendment No. 3 to the Statement as Exhibit F and Exhibit G and are incorporated herein by this reference. The description of the Stock Option Agreements and the Amendments thereto contained herein is qualified in its entirety by reference to the text of the respective Stock Option Agreements and the respective Amendments to Stock Option Agreements.

November 1994 Stock Dividend
----------------------------

          On October 18, 1994, the board of directors of TSX authorized a 100% Common Stock dividend to stockholders of record on October 28, 1994. Each stockholder of Common Stock received one additional share of Common Stock for each share of Common Stock held of record. As a result of the stock dividend, TCI's record ownership increased from 2,109,000 shares to 4,218,000 shares. In addition, the terms of the Investment Agreement and the Stock Option Agreements, as amended, provide for an adjustment in the number of shares of Common Stock underlying the TCI Options in the case of a stock dividend. Accordingly, on October 28, 1994, the TCI Options granted to date, as amended, became convertible into a total of 368,177 shares of Common Stock.

October 1995 Stock Option Grant
-------------------------------

          Pursuant to the Investment Agreement, TCI acquired the TCI Options set forth in the following table and evidenced by a Stock Option Agreement, dated as of October 6, 1995. On November 15, 1996, TSX and TCI amended the Stock Option Agreement to correct the number of shares subject to such TCI Options. Such amendment is the result of a recalculation of the pre-emptive rights granted TCI in the Investment Agreement, and caused an increase of 5,954, 4,043 and 13,906, respectively in the number of shares subject to the TCI Options previously reported, plus an additional four grants of TCI Options that should have occurred in 1995, all as described below. The TCI Options have terms similar to the options issued to certain persons by TSX on or immediately prior to the respective dates of grant for the TCI Options. TCI did not pay any new consideration to receive the TCI Options.

          The expiration dates, number of shares and exercise price per share of the TCI Options as reflected in the Stock Option Agreement, as amended, are set forth in the following table:

--------------------------------------------------------------------------------
EXPIRATION DATE              NUMBER OF SHARES           EXERCISE PRICE PER SHARE
--------------------------------------------------------------------------------

    March 12, 2005                     27,284                             $11.50
  January 23, 2005                     13,642                             $10.75
  January 28, 2005                      3,275                              $5.00
      May 21, 2005                     64,116                             $11.72
     June 30, 2005                     27,284                             $15.83
September 28, 2005                     76,122                             $15.83
  October 17, 2005                      5,426                             $13.00

          The Stock Option Agreement, as amended, permits TCI to tender cash to purchase the shares pursuant to the TCI Options. In addition, the Stock Option Agreement, as amended, allows TCI to purchase the shares underlying the TCI Options pursuant to a cashless exercise. To effect the cashless exercise, TCI would deliver to TSX the number of shares of TSX Common Stock equal to the exercise price payable divided by the fair market value of one share of TSX Common Stock. The Stock Option Agreement is incorporated herein by reference and was so filed herewith as Exhibit E in the Amendment 2 to the Statement. The Amendment to Stock Option Agreement is attached to this Amendment No. 3 to the Statement as Exhibit H and is incorporated herein by this reference. The description of the Stock Option Agreement and the Amendment thereto contained herein is qualified in its entirety by reference to the text of the Stock Option Agreement and the Amendment to Stock Option Agreement.

June 1996 Stock Split
---------------------

          On June 5, 1996, the TSX announced a 3 for 2 stock split for stockholders of record on June 28, 1996. Each stockholder of Common Stock received a 50% stock dividend. As a result of the stock dividend, TCI's record ownership increased from 4,218,000 shares to 6,327,000 shares. In addition, the terms of the Investment Agreement and the Stock Option Agreements provide for an adjustment in the number of shares of Common Stock underlying the TCI Options in the case of a stock dividend. Accordingly, on June 28, 1996, the TCI Options granted to date became convertible into a total of 660,582 shares of Common Stock.

November 1996 Stock Option Grants
---------------------------------

          At various times from September 1994 to date, TSX granted options to certain persons, which triggered TCI's pre-emptive rights under the Investment Agreement. TCI did not receive the TCI Options at the respective dates of grant, however, because either TSX failed to notify TCI of such rights or, when notified, TCI and TSX did not agree on the number of shares subject to each respective TCI Option grant. In November 1996, TSX and TCI reached agreement on the TCI Options not yet issued.

          As a result of such agreement, TCI acquired additional TCI Options as reflected in the amendments to the "November 1994 Stock Option Grant" and the "October 1995 Stock Option Grant" described above, plus the TCI Options set forth in the following table and evidenced by a Stock Option Agreement dated as of November 15, 1996. The Stock Option Agreement reflects the dates of grant and exercise prices for the respective TCI Options evidenced thereby. The terms of each issuance of TCI Options are similar to the terms of the options issued to certain persons by TSX on or immediately prior to the respective dates of grant for the TCI Options. TCI did not pay any new consideration to receive the TCI Options issued under the Stock Option Agreement.

          The expiration dates, number of shares and exercise price per share of the TCI Options as reflected in the Stock Option Agreement are set forth in the following table:

--------------------------------------------------------------------------------
EXPIRATION DATE              NUMBER OF SHARES           EXERCISE PRICE PER SHARE
--------------------------------------------------------------------------------
January 4, 2006                         5,460                             $12.83
 April 15, 2006                         6,824                             $20.00
   June 5, 2006                         4,913                             $20.00
  June 25, 2006                        20,472                             $19.33
  June 25, 2006                         6,824                             $15.83
  July 25, 2006                        40,435                             $15.75


          The Stock Option Agreement permits TCI to tender cash to purchase the shares pursuant to the TCI Options. In addition, each Stock Option Agreement allows TCI to purchase the shares underlying the TCI Options pursuant to a cashless exercise. To effect the cashless exercise, TCI would deliver to TSX the number of shares of TSX Common Stock equal to the exercise price payable divided by the fair market value of one share of TSX Common Stock. The Stock Option Agreement is attached to this Amendment No. 3 to the Statement as Exhibit I and is incorporated herein by this reference. The description of the Stock Option Agreement contained herein is qualified in its entirety by reference to the text of the Stock Option Agreement.

ITEM 4.   Purpose of Transaction
          ----------------------

          Due to the pending merger of a wholly-owned subsidiary of ANTEC Corporation ("ANTEC") with and into TSX as announced in a joint press release on October 28, 1996 (the "Merger"), management of TCI has determined to cause a portion of the TCI Options to be exercised in accordance with their terms prior to the Merger. The number of options exercised, timing and method (whether with cash or through a cashless exercise) of exercise will depend upon various factors, such as the effective date of the Merger, other developments concerning TSX, and general economic and stock market conditions. The remaining TCI Options not exercised will be assumed by ANTEC pursuant to the terms of the Merger. In addition, as a condition to the Merger, ANTEC requested TCI to enter into a Voting Agreement dated as of October 28, 1996 (the "Voting Agreement"). Pursuant to the terms of the Merger every share of TSX Common Stock will be exchanged for a share of common stock in ANTEC Corporation, each outstanding option granted by TSX to purchase shares of Common Stock will be converted automatically into an option to purchase the same number of shares of common stock of ANTEC at the same exercise price, and TSX will become a wholly-owned subsidiary of ANTEC.

          Except as otherwise described herein, neither TCI nor, to the best of its knowledge, any of its executive officers, directors or controlling persons, have any present plans or proposals which relate to or would result in: (i) any acquisition by any person of additional securities of TSX, or any disposition of securities of TSX; (ii) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving TSX or any of its subsidiaries;
(iii) any sale or transfer of a material amount of assets of TSX or any of its subsidiaries; (iv) any change in the present board of directors or management of TSX, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of TSX; (vi) any other material change in TSX's business or corporate structure; (vii) any changes in TSX's charter, by-laws, or other instruments corresponding thereto or other actions which may impede the acquisition of control of TSX by any person; (viii) any delisting from a national securities exchange or any loss of authorization for quotation in an inter-dealer quotation system of a registered national securities association of a class of securities of TSX; (ix) any termination of registration pursuant to section 12(g)(4) of the Exchange Act of a class of equity securities of TSX; or (x) any action similar to any of those enumerated above.

          Notwithstanding the foregoing, TCI may determine to change its investment intent with respect to TSX at any time in the future. In reaching any conclusion as to its future course of action, TCI will take into consideration various factors, such as TSX's business and prospects, other developments concerning TSX, other business opportunities available to TCI, developments with respect to the business of TCI, and general economic and stock market conditions, including, but not limited to, the market price of the Common Stock of TSX. TCI reserves the right, depending on other relevant factors, to acquire additional shares of the Common Stock of TSX in open market or privately negotiated transactions, to dispose of all or a portion of its holdings of shares of the Common Stock of TSX or to change its intention with respect to any or all of the matters referred to in this Item.

ITEM 5.   Interest in Securities of the Issuer
          ------------------------------------

          (a) TCI presently beneficially owns 7,181,341 shares of the Common Stock. Of the 7,181,341 shares beneficially owned, 6,327,000 shares are currently owned of record by a subsidiary of TCI and an additional 854,341 shares may be acquired upon the exercise of the TCI Options. The 7,181,341 shares of Common Stock beneficially owned by TCI represent 44.1% of the 15,421,544 shares of TSX Common Stock outstanding as of August 30, 1996, as reported by TSX in its Quarterly Report on Form 10-Q for the period ended July 27, 1996.

          Bernard W. Schotters, Senior Vice President and Treasurer of TCI Communications, Inc., presently jointly beneficially owns with his spouse, Mrs. Nancy F. Schotters, 24,000 shares of the Common Stock on a post stock dividend, post-split basis. Mr. and Mrs. Schotters' beneficial ownership of 24,000 shares of the Common Stock represents less than 1% of the 15,421,544 shares of TSX Common Stock outstanding as of August 30, 1996.

          Fred A. Vierra, Executive Vice President of TCI, presently jointly beneficially owns with his spouse 7,500 shares of the Common Stock on a post stock dividend, post-split basis. Mr. and Mrs. Vierra's beneficial ownership of 7,500 shares of the Common Stock represents less than 1% of the 15,421,544 shares of TSX Common Stock outstanding as of August 30, 1996.

          Other than Mr. Schotters and Mr. Vierra, none of the Schedule 1 Persons has any interest in any securities of TSX.

          (b) TCI has the sole power to vote or to direct the voting of the shares of the Common Stock that TCI beneficially owns. TCI has the sole power to dispose of, or to direct the disposition of the shares of Common Stock that TCI beneficially owns.

          To the knowledge of TCI, Mr. and Mrs. Schotters, and Mr. and Mrs. Vierra each have sole power to vote or to direct the voting of the shares of Common Stock that they beneficially own, respectively. To the knowledge of TCI, Mr. and Mrs. Schotters, and Mr. and Mrs. Vierra each have sole power to dispose of, or to direct the disposition of the shares of Common Stock that they beneficially own, respectively. To the knowledge of TCI, the representations contained in the fourth paragraph of Item 2 hereof are also applicable to Mrs. Schotters and Mrs. Vierra, respectively. Mrs. Schotters' mailing address is 19029 E. Davis Place, Aurora, Colorado 80016, and Mrs. Schotters is not presently employed. Mrs. Vierra's mailing address is 77 Glenmoor Drive, Englewood, Colorado 80111, and Mrs. Vierra is not presently employed.

          (c) Except for the acquisition of the TCI Options, neither TCI nor, to the knowledge of TCI, any of the persons described on Schedule 1, has executed transactions in the Common Stock of TSX during the past sixty (60) days.

          (d) There is no person that has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by TCI.

          To the knowledge of TCI, there is no person that has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by either Mr. and Mrs. Schotters or Mr. and Mrs. Vierra, respectively.

          (e) Not applicable.

ITEM 6.   Contracts, Arrangements, Understandings or Relationships with Respect
          ---------------------------------------------------------------------
          to Securities of the Issuer
          ---------------------------

          Pursuant to the terms of a Voting Agreement, TCI has agreed, subject to the terms and conditions of the Voting Agreement, to vote its TSX shares of Common Stock in favor of the Merger and all other transactions contemplated in that certain Plan of Merger dated October 28, 1996, whether in a meeting or by written consent of TSX stockholders. In the Voting Agreement, TCI has appointed ANTEC its attorney and proxy with full power of substitution to vote the Common Stock held by TCI. Therefore, to the extent TCI fails to meet its obligations under the Voting Agreement, unless otherwise excused, ANTEC may vote TCI's Common Stock in accordance with the terms of said Voting Agreement. The Voting Agreement remains in effect until the Plan of Merger is terminated or the transactions contemplated therein are consummated. The description of the Voting Agreement contained herein is qualified in its entirety by reference to the text of the Voting Agreement. The Voting Agreement is incorporated herein by reference and is attached to this Amendment No. 3 to the Statement as Exhibit J.

          Except as described above and in Items 3, 4 and 7, hereof, there are presently no contracts, arrangements, understandings or relationships among TCI and other persons with respect to the Common Stock of TSX.

ITEM 7.   Material to be Filed as Exhibits
          --------------------------------

          (A) Registration Statement on Form S-4, filed by TCI/Liberty Holding Company on June 23, 1994, and thereafter amended and ordered effective June 23, 1994, under Commission File No. 33-54263, which is hereby incorporated by this reference. (Previously submitted with Original Statement filed on August 11, 1994, via incorporation by reference.)

          (B) Investment Agreement, dated March 14, 1994, between TSX and TCIC, filed March 22, 1994, as part of TCIC's Schedule 13D, under Commission File No. 001-11814, which is hereby incorporated by this reference. (Previously submitted with Original Statement filed on August 11, 1994, via incorporation by reference.)

          (C) Stock Option Agreement, dated as of October 12, 1994 (executed on November 30, 1994), between TSX and TCIC (Granting Preemptive Rights Stock Options on Account of Employee Stock Options Granted Pursuant to Long-Term Incentive Compensation Program). (Previously submitted with Amendment No. 1 to Original Statement filed on December 2, 1994.)

          (D) Stock Option Agreement, dated as of October 12, 1994 (executed on November 30, 1994), between TSX and TCIC (Granting Preemptive Rights Stock Options on Account of Stock Options Granted to William H. Lambert). (Previously submitted with Amendment No. 1 to Original Statement filed on December 2, 1994.)

          (E) Stock Option Agreement, dated as of October 6, 1995 (executed on October 6, 1995), between TSX and TCI TSX, Inc. (Granting Preemptive Rights Stock Options on Account of Employee Stock Options Granted Pursuant to Long-Term Incentive Compensation Program). (Previously submitted with Amendment No. 2 to Original Statement filed on October 17, 1995.)

          (F)  Amendment to Stock Option Agreement (dated as of October 12,
1994), dated as of November 15, 1996, between TSX and TCI TSX, Inc. (amending Preemptive Rights Stock Options on Account of Employee Stock Options Granted Pursuant to Long-Term Incentive Compensation Program).

          (G)  Amendment to Stock Option Agreement (dated as of October 12,
1994), dated as of November 15, 1996, between TSX and TCI TSX, Inc. (amending Preemptive Rights Stock Options on Account of Stock Options Granted to William
H. Lambert).

          (H) Amendment to Stock Option Agreement dated as of October 6, 1995, dated as of November 15, 1996, between TSX and TCI TSX, Inc. (amending Preemptive Rights Stock Options on Account of Employee Stock Options Granted Pursuant to Long-Term Incentive Compensation Program).

          (I) Stock Option Agreement, dated as of November 15, 1996, between TSX and TCI TSX, Inc. (Granting Preemptive Rights Stock Options on Account of Employee Stock Options Granted Pursuant to Long-Term Incentive Compensation Program).

          (J) Voting Agreement, dated as of October 28, 1996, between Tele-Communications, Inc. and ANTEC, filed as Exhibit 99.1 to the Current Report on Form 8-K for ANTEC Corporation filed on November 1, 1996, under Commission File No. 0-22336, which is hereby incorporated by reference.

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


November 26, 1996                   TELE-COMMUNICATIONS, INC.



                                    /s/ Stephen M. Brett
                                    ------------------------------------
                                    Stephen M. Brett
                                    Executive Vice President and
                                    General Counsel

                                   SCHEDULE 1
                                   ----------


             Directors, Executive Officers and Controlling Persons
                                       of
                       Tele-Communications, Inc. ("TCI")

                                                                   Principal Business
                                                                   or Organization in
Employment            Principal Occupation and                     Which Such
Name                      Business Address                         Is Conducted
------------------  -----------------------------                  ----------------------
John C. Malone      Chairman of the Board,                         Cable television &
                    President and Chief Executive                  telecommunications;
                    Officer & Director of TCI                      & programming services
                    5619 DTC Parkway
                    Englewood, CO  80111

Donne F. Fisher     Consultant & Director                          Cable television &
                    of TCI                                         telecommunications;
                    5619 DTC Parkway                               & programming services
                    Englewood, CO  80111

John W. Gallivan    Director of TCI;                               Newspaper publishing
                    Chairman of the Board
                    of Kearns-Tribune Corporation
                    400 Tribune Building
                    Salt Lake City, UT  84111

Tony Lee Coelho     Director  of TCI; Chairman of the Board &      Investment Services
                    Chief Executive Officer of ETC w/ TCI, Inc.;
                    Chairman & Chief Executive Officer of
                    Coelho Associates, LLP
                    1325 Avenue of the Americas,
                    26th Floor
                    New York, NY  10019

Kim Magness         Director of TCI & TCI Communications, Inc.     Management of personal
                    Manages various personal investments           investments
                    4000 E. Belleview
                    Englewood, CO  80111

Robert A. Naify      Director of TCI; President and C.E.O. of        Motion Picture
                     Todd-AO Corporation                             Industry
                     172 Golden Gate Avenue
                     San Francisco, CA  94102

Jerome H. Kern       Director of TCI; Business Consultant;           Business Consulting; Law
                     Senior Counsel to Baker & Botts, L.L.P.
                     5619 DTC Parkway
                     Englewood, CO  80111


Gary K. Bracken      Senior Vice President & Controller              Cable television &
                     of TCI Communications, Inc.                     telecommunications;
                     5619 DTC Parkway                                & programming services
                     Englewood, CO  80111


Stephen M. Brett     Executive Vice President, Secretary             Cable television &
                     & General Counsel of TCI                        telecommunications;
                     5619 DTC Parkway                                & programming services
                     Englewood, CO  80111


Brendan R. Clouston  Executive Vice President & Chief Operating      Cable television &
                     Officer of TCI                                  telecommunications;
                     5619 DTC Parkway                                & programming services
                     Englewood, CO  80111


Barry Marshall       Executive Vice President of                    Cable television &
                     TCI Communications, Inc.                       telecommunications;
                     5619 DTC Parkway                               & programming services
                     Englewood, CO 80111


Larry E. Romrell     Executive Vice President of TCI                Cable television &
                     5619 DTC Parkway                               telecommunications;
                     Englewood, CO 80111                            & programming services


Bernard W.           Senior Vice President - Finance & Treasurer    Cable television &
Schotters, II        of TCI Communications, Inc.                    telecommunications;
                     5619 DTC Parkway                               & programming services
                     Englewood, CO 80111

Robert N. Thomson   Senior Vice President - Government Affairs   Cable television &
                    of TCI Communications, Inc.                  telecommunications;
                    5619 DTC Parkway                             & programming services
                    Englewood, CO  80111

Fred A. Vierra      Executive Vice President of TCI; Chief       Cable television &
                    Executive Officer of Tele-Communications     telecommunications;
                    International, Inc.                          & programming services
                    5619 DTC Parkway
                    Englewood, CO 80111


Peter R. Barton     Executive Vice President of TCI              Cable television &
                    5619 DTC Parkway                             telecommunications;
                    Englewood, CO 80111                          & programming services

                                 EXHIBIT INDEX
                                 -------------

---------------------------------------------------------------------------------------------------------
EXHIBIT                             EXHIBIT                                                    PAGE
NUMBER
---------------------------------------------------------------------------------------------------------
7(A)       Registration Statement on Form S-4, filed by TCI/Liberty Holding Company on June    Previously
           23, 1994, and thereafter amended and ordered effective June 23, 1994, under         filed
           Commission File No. 33-54263, which is hereby incorporated by this reference.
           (Previously submitted with Original Statement filed on August 11, 1994, via incorporation by reference.)

7(B)       Investment Agreement, dated March 14, 1994, between TSX and TCIC, filed March       Previously
           22, 1994, as part of TCIC's Schedule 13D, under Commission File No. 001-11814,      filed
           which is hereby incorporated by this reference.  (Previously submitted with
           Original Statement filed on August 11, 1994, via incorporation by reference.)

7(C)       Stock Option Agreement, dated as of October 12, 1994 (executed on November 30,      Previously
           1994), between TSX and TCIC (Granting Preemptive Rights Stock Options on Account    filed
           of Employee Stock Options Granted Pursuant to Long-Term Incentive Compensation
           Program). (Previously submitted with Amendment No. 1 to Original Statement filed on December 2, 1994.)

7(D)       Stock Option Agreement, dated as of October 12, 1994 (executed on November 30,      Previously
           1994), between TSX and TCIC (Granting Preemptive Rights Stock Options on Account    filed
           of Stock Options Granted to William H. Lambert). (Previously submitted with
           Amendment No. 1 to Original Statement filed on December 2, 1994.)

7(E)       Stock Option Agreement, dated as of October 6, 1995 (executed on October 6,         Previously
           1995), between TSX and TCI TSX, Inc. (Granting Preemptive Rights Stock Options      filed
           on Account of Employee Stock Options Granted Pursuant to Long-Term Incentive
           Compensation Program). (Previously submitted with Amendment No.2 to Original
           Statement filed on October 17, 1995.)

7(F)       Amendment to Stock Option Agreement (dated as of October 12, 1994), dated as of     17
           November 15, 1996, between TSX and TCI TSX, Inc. (amending Preemptive Rights
           Stock Options on Account of Employee Stock Options Granted Pursuant to Long-Term
           Incentive Compensation Program)

7(G)       Amendment to Stock Option Agreement (dated as of October 12, 1994), dated as of     19
           November 15, 1996, between TSX and TCI TSX, Inc. (amending Preemptive Rights
           Stock Options on Account of Stock Options Granted to William H. Lambert)

7(H)       Amendment to Stock Option Agreement (dated as of October 6, 1995), dated as of      21
           November 15, 1996, between TSX and TCI TSX, Inc. (amending Preemptive Rights
           Stock Options on Account of Employee Stock Options Granted Pursuant to Long-Term
           Incentive Compensation Program)

---------------------------------------------------------------------------------------
EXHIBIT                               EXHIBIT                                      PAGE
NUMBER
---------------------------------------------------------------------------------------
7(I)     Stock Option Agreement, dated as of November 15, 1996, between TSX and      24
         TCI TSX, Inc. (Granting Preemptive Rights Stock Options on Account of
         Employee Stock Options Granted Pursuant to Long-Term Incentive
         Compensation Program)

7(J)     Voting Agreement, dated as of October 28, 1996, between Tele-               --
         Communications, Inc. and ANTEC, filed as Exhibit 99.1 to the Current
         Report on Form 8-K for ANTEC Corporation filed on November 1, 1996, under Commission File No. 0-22336, which is hereby incorporated by reference
---------------------------------------------------------------------------------------

                                                                    EXHIBIT 7(F)

                                 AMENDMENT TO
                            STOCK OPTION AGREEMENT


      AMENDMENT dated as of November 15, 1996 (this "Amendment") to Stock Option Agreement dated as of October 12, 1994 (the "Stock Option Agreement") by and between TSX Corporation, a Nevada corporation, and TCI TSX, Inc., a Colorado corporation (the "Optionee"). Capitalized terms not otherwise defined herein are used herein as defined in the Stock Option Agreement.

                             Preliminary Statement

      A. Pursuant to the Stock Option Agreement, the Company in 1994 granted an Option to the Optionee to purchase 22,227 shares of Common Stock by virtue of the Optionee's exercise of preemptive rights with respect to grants by the Company on July 28, 1994 to certain of its employees under the Company's Amended and Restated Long-Term Incentive Compensation Program ("LTIP") of options to purchase 39,000 shares of Common Stock.

      B. The Company in 1994 made additional grants under the LTIP to certain employees of options to purchase shares of Common Stock, thereby entitling the Optionee, pursuant to its preemptive rights, to additional Options to purchase shares of Common Stock. Accordingly, the parties desire to amend the Stock Option Agreement to include the additional Options.

                                   Amendment

      NOW, THEREFORE, in consideration of the premises and covenants herein contained, the Stock Option Agreement is hereby amended as follows:

      1. In addition to the Options granted to the Optionee pursuant to the Stock Option Agreement, the Company has granted and does hereby ratify and confirm the grants as of the respective dates hereinafter set forth of the following Options (the "Options") to purchase shares of Common Stock of the Company on the terms herein provided and otherwise as set forth in the Stock Option Agreement:

         (a) An Option to purchase 17,931 shares of Common Stock was granted and is hereby ratified and confirmed as of July 28, 1994 at an Exercise Price of $4.54 per share, which Option shall be exercisable by the Optionee in whole or in part at any time or times for a period commencing as of July 28, 1994 and expiring at the close of business on July 28, 2004.

         (b) An Option to purchase 4,628 shares of Common Stock was granted and is hereby ratified and confirmed as of July 28, 1994 at an Exercise Price of $5.75 per share, which Option shall be exercisable by the Optionee in whole or in part at any time or times for a period commencing as of July 28, 1994 and expiring at the close of business on July 28, 2004.

         (c) An Option to purchase 13,648 shares of Common Stock was granted and is hereby ratified and confirmed as of October 3, 1994 at an Exercise Price of $8.04 per share, which Option shall be exercisable by the Optionee in whole or in part at any time or times for a period commencing as of October 3, 1994 and expiring at the close of business on October 3, 2004.

      The shares of Common Stock issuable upon exercise of the Options are referred to herein and in the Stock Option Agreement as "Option Stock." Except as otherwise herein provided, the provisions of the Stock Option Agreement shall apply to the Options which are the subject of this Amendment.

      Share and per share amounts set forth above have been adjusted for the two-for-one stock split in 1994 and the three-for-two stock split in 1996.

      2. Except as amended hereby, the provisions of the Stock Option Agreement shall remain in full force and effect.

      EXECUTED as of the day and year first above written.

                                         TSX CORPORATION


                                         By:/s/ William H. Lambert
                                           -------------------------------------
                                           William H. Lambert, Chairman,
                                           President and Chief Executive Officer

                                         TCI TSX, INC.


                                         By:/s/ David Boileau
                                           -------------------------------------
                                           Name:  David Boileau
                                           Title: Vice President

                                                                    EXHIBIT 7(G)


                                 AMENDMENT TO
                            STOCK OPTION AGREEMENT


      AMENDMENT dated as of November 15, 1996 (this "Amendment") to Stock Option Agreement dated as of October 12, 1994 (the "Stock Option Agreement") by and between TSX Corporation, a Nevada corporation, and TCI TSX, Inc., a Colorado corporation (the "Optionee"). Capitalized terms not otherwise defined herein are used herein as defined in the Stock Option Agreement.

                             Preliminary Statement

      A. Pursuant to the Stock Option Agreement, the Company in 1994 granted an Option to the Optionee to purchase 430,221 shares of Common Stock by virtue of the Optionee's exercise of preemptive rights with respect to stock options granted by the Company to William H. Lambert ("Lambert") pursuant to a stock option agreement between the Company and Lambert dated March 14, 1994 (and approved by stockholders September 12, 1994).

      B. The parties have recalculated and determined that the Optionee was entitled to an additional 1,948 shares of Option Stock under the Option. Accordingly, the parties desire to amend the Stock Option Agreement to include the additional Options.

                                   Amendment

      NOW, THEREFORE, in consideration of the premises and covenants herein contained, the Stock Option Agreement is hereby amended as follows:

      1. In addition to the Options granted to the Optionee pursuant to the Stock Option Agreement, the Company has granted and does hereby ratify and confirm the grant to Optionee as of March 14, 1994, on the terms herein provided and otherwise as set forth in the Stock Option Agreement, of an Option to purchase 1,948 shares of Common Stock at an Exercise Price of $2.00 per share, which Option shall be exercisable by the Optionee in whole or in part at any time or times for a period commencing as of March 14, 1994 and expiring at the close of business on March 14, 2004.

      The shares of Common Stock issuable upon exercise of the Options are referred to herein and in the Stock Option Agreement as "Option Stock." Except as otherwise herein provided, the provisions of the Stock Option Agreement shall apply to the Option which is the subject of this Amendment.

      Share and per share amounts set forth in this Amendment have been adjusted for the two-for-one stock split in 1994 and the three-for-two stock split in 1996.

      2. Except as amended hereby, the provisions of the Stock Option Agreement shall remain in full force and effect.

      EXECUTED as of the day and year first above written.

                                      TSX CORPORATION


                                      By:/s/ William H. Lambert
                                      ----------------------------------------
                                         William H. Lambert, Chairman,
                                         President and Chief Executive Officer

                                      TCI TSX, INC.

                                      By:/s/ David Boileau
                                      ----------------------------------------
                                         Name:  David Boileau
                                         Title: Vice President

                                                                    EXHIBIT 7(H)

                                 AMENDMENT TO
                            STOCK OPTION AGREEMENT


      AMENDMENT dated as of November 15, 1996 (this "Amendment") to Stock Option Agreement dated as of October 6, 1995 (the "Stock Option Agreement") by and between TSX Corporation, a Nevada corporation, and TCI TSX, Inc., a Colorado corporation (the "Optionee"). Capitalized terms not otherwise defined herein are used herein as defined in the Stock Option Agreement.

                             Preliminary Statement

      A. Pursuant to the Stock Option Agreement, the Company in 1995 granted Options to the Optionee to purchase 54,292 shares of Common Stock by virtue of the Optionee's exercise of preemptive rights with respect to grants by the Company to certain of its employees under the Company's Amended and Restated Long-Term Incentive Compensation Program ("LTIP") of options to purchase 14,220 shares of Common Stock granted March 12, 1995, 6,399 shares granted January 23, 1995 and options to purchase 33,473 shares granted May 21, 2005.

      B. The Company in 1995 made additional grants to certain employees under the LTIP of options to purchase shares of Common Stock, thereby entitling the Optionee, pursuant to its preemptive rights, to additional Options to purchase shares of Common Stock. Accordingly, the parties desire to amend the Stock Option Agreement to include the additional Options.

                                   Amendment

      NOW, THEREFORE, in consideration of the premises and covenants herein contained, the Stock Option Agreement is hereby amended as follows:

      1. In addition to the Options granted to the Optionee pursuant to the Stock Option Agreement, the Company has granted and does hereby ratify and confirm the grants as of the respective dates hereinafter set forth of the following Options (the "Options") to purchase shares of Common Stock of the Company on the terms herein provided and otherwise as set forth in the Stock Option Agreement:

         (a) An Option to purchase 5,954 shares of Common Stock was granted and is hereby ratified and confirmed as of March 12, 1995 at an Exercise Price of $11.50 per share, which Option shall be exercisable by the Optionee in whole or in part at any time or times for a period commencing as of March 12, 1995 and expiring at the close of business on March 12, 2005.

         (b) An Option to purchase 4,043 shares of Common Stock was granted and is hereby ratified and confirmed as of January 23, 1995 at an Exercise Price of $10.75 per share, which Option shall be exercisable by the Optionee in whole or in part at any time or times for a period commencing as of January 23, 1995 and expiring at the close of business on January 23, 2005.

         (c) An Option to purchase 3,275 shares of Common Stock was granted and is hereby ratified and confirmed as of January 28, 1995 at an Exercise Price of $5.00 per share, which Option shall be exercisable by the Optionee in whole or in part at any time or times for a period commencing as of January 28, 1995 and expiring at the close of business on January 28, 2005.

         (d) An Option to purchase 13,906 shares of Common Stock was granted and is hereby ratified and confirmed as of May 21, 1995 at an Exercise Price of $11.72 per share, which Option shall be exercisable by the Optionee in whole or in part at any time or times for a period commencing as of May 21, 1995 and expiring at the close of business on May 21, 2005.

         (e) An Option to purchase 27,284 shares of Common Stock was granted and is hereby ratified and confirmed as of June 30, 1995 at an Exercise Price of $15.83 per share, which Option shall be exercisable by the Optionee in whole or in part at any time or times for a period commencing as of June 30, 1995 and expiring at the close of business on June 30, 2005.

         (f) An Option to purchase 76,122 shares of Common Stock was granted and is hereby ratified and confirmed as of September 28, 1995 at an Exercise Price of $15.83 per share, which Option shall be exercisable by the Optionee in whole or in part at any time or times for a period commencing as of September 28, 1995 and expiring at the close of business on September 28, 2005.

         (g) An Option to purchase 5,426 shares of Common Stock was granted and is hereby ratified and confirmed as of October 17, 1995 at an Exercise Price of $13.00 per share, which Option shall be exercisable by the Optionee in whole or in part at any time or times for a period commencing as of October 17, 1995 and expiring at the close of business on October 17, 2005.

      The shares of Common Stock issuable upon exercise of the Options are referred to herein and in the Stock Option Agreement as "Option Stock." Except as otherwise herein provided, the provisions of the Stock Option Agreement shall apply to the Options which are the subject of this Amendment.

      Shares and per share amounts set forth above have been adjusted to reflect the three-for-two stock split in 1996.

      2. Except as amended hereby, the provisions of the Stock Option Agreement shall remain in full force and effect.

      EXECUTED as of the day and year first above written.

                                      TSX CORPORATION


                                      By:/s/ William H. Lambert
                                      ----------------------------------------
                                         William H. Lambert, Chairman,
                                         President and Chief Executive Officer

                                      TCI TSX, INC.


                                      By:/s/ David Boileau
                                      ----------------------------------------
                                         Name:  David Boileau
                                         Title: Vice President

                                                                    EXHIBIT 7(I)



                            STOCK OPTION AGREEMENT


                                by and between

                                TSX CORPORATION

                                      and

                                 TCI TSX, INC.



           Granting Preemptive Rights Stock Options to TCI TSX, Inc. on Account of Employee Stock Options Granted Pursuant to
                   Long-Term Incentive Compensation Program



                         Dated as of November 15, 1996

                               Table of Contents

1.   Grant of Options ..........................................................................................    1

2.   Exercise of Options........................................................................................    2
     2.1  Method of Exercise....................................................................................    2
     2.2  Payment of Exercise Price.............................................................................    3
     2.3  Fair Market Value.....................................................................................    3

3.   Non-Transferability........................................................................................    3

4.   Representations, Warranties and Covenants of the Company...................................................    3
     4.1  Organization, Good Standing, Authority and Approval...................................................    3
     4.2  Authorization of Shares of Option Stock...............................................................    4
     4.3  Company's Obligations.................................................................................    4

5.   Representations, Warranties and Covenants of Optionee......................................................    4
     5.1  Organization, Good Standing, Authority and Approval...................................................    4
     5.2  Acquisition for Own Account...........................................................................    4

6.   Conditions To Issuance of Shares...........................................................................    4

7.   Transfer Restrictions; Legend on Certificate...............................................................    5

8.   Registration Rights........................................................................................    5

9.   Adjustments Upon Changes in Capitalization.................................................................    5

10.  The Optionee's Rights as Shareholder.......................................................................    6

11.  Applicability of Section 16(b) of the 1934 Act.............................................................    6

12.  General....................................................................................................    6
     12.1  Entire Agreement.....................................................................................    6
     12.2  Waiver...............................................................................................    7
     12.3  Notices..............................................................................................    7
     12.4  Specific Performance.................................................................................    8
     12.5  Survival of Representations and Warranties...........................................................    8
     12.6  Amendments...........................................................................................    8
     12.7  Certain Rules of Construction........................................................................    8
     12.8  Benefits of Agreement................................................................................    8
     12.9  Attorneys' Fees......................................................................................    8
     12.10 Counterparts.........................................................................................    8

                            STOCK OPTION AGREEMENT

           Granting Preemptive Rights Stock Options to TCI TSX, Inc. on Account of Employee Stock Options Granted Pursuant to
                   Long-Term Incentive Compensation Program

        STOCK OPTION AGREEMENT (this "Agreement") dated as of November 15, 1996, by and between TSX Corporation, a Nevada corporation with its principal office at 4849 North Mesa, Suite 200, El Paso, Texas 79912 (the "Company") and TCI TSX, Inc., a Colorado corporation with its principal office at Terrace Tower II, 5619 DTC Parkway, Englewood, Colorado 80111-3000 (the "Optionee").

                             Preliminary Statement

        (A) The Optionee is an indirect wholly owned subsidiary of TCI Communications, Inc. (formerly known as Tele-Communications, Inc.), a Delaware corporation ("TCIC").

        (B) The Company and TCIC are parties to an Investment Agreement dated as of March 14, 1994 (the "Investment Agreement") pursuant to which TCIC purchased 2,109,000 shares of TSX Common Stock, par value $.01 per share (the "Common Stock"). Contemporaneously therewith, the Company and TCIC entered into a Registration Rights Agreement dated as of March 14, 1994 (the "Registration Rights Agreement") affording TCIC certain registration rights with respect to such shares and any additional shares of Common Stock held by TCIC from time to time during the term thereof. Section 4.04 of the Investment Agreement granted certain preemptive rights to TCIC with respect to the issuance by the Company of, among other things, any Additional Common Shares (as defined in the Investment Agreement) or options to subscribe for or to purchase Additional Common Shares. Share and per share amounts set forth in this Agreement have been adjusted as appropriate to reflect the two-for-one stock split in 1994 and the three-for-two stock split in 1996.

        (C) TCIC transferred and assigned its rights and obligations under the Investment Agreement and the Registration Rights Agreement to Optionee.

        (D) The Company has heretofore granted stock options to qualified employees under the terms of the Company's Long-Term Incentive Compensation Program ("LTIP") for options to purchase shares of Common Stock, thereby entitling TCIC to preemptive rights to Options to purchase a total of 28,089 shares of Common Stock at the Exercise Prices and for the respective terms expiring as set forth hereinafter. Accordingly, the parties have entered into this Agreement for the purpose of ratifying and confirming the grants to the Optionee of Options to purchase Common Stock in accordance with such preemptive rights.

                                   Agreement

       NOW, THEREFORE, in consideration of the premises and covenants herein contained, the parties hereby agree as follows:


       1. Grant of Options.

        The Company has granted and does hereby ratify and confirm the grants as of the respective dates hereinafter set forth of the following Options (the "Options") to purchase shares of Common Stock of the Company on the terms herein provided:

                (a) An Option to purchase 5,460 shares of Common Stock was granted and is hereby ratified and confirmed as of January 4, 1996 at a purchase price (the "Exercise Price") of $12.83 per share, which Option shall be exercisable by the Optionee in whole or in part at any time or times for a period commencing as of January 4, 1996 and expiring at the close of business on January 4, 2006 .


                (b) An Option to purchase 6,824 shares of Common Stock was granted and is hereby ratified and confirmed as of April 15, 1996 at an Exercise Price of $20.00 per share, which Option shall be exercisable by the Optionee in whole or in part at any time or times for a period commencing as of April 15, 1996 and expiring at the close of business on April 15, 2006.

                (c) An Option to purchase 4,913 shares of Common Stock was granted and is hereby ratified and confirmed as of June 5, 1996 at an Exercise Price of $20.00 per share, which Option shall be exercisable by the Optionee in whole or in part at any time or times for a period commencing as of June 5, 1996 and expiring at the close of business on June 5, 2006.

                (d) An Option to purchase 20,472 shares of Common Stock was granted and is hereby ratified and confirmed as of June 25, 1996 at an Exercise Price of $19.33 per share, which Option shall be exercisable by the Optionee in whole or in part at any time or times for a period commencing as of June 25, 1996 and expiring at the close of business on June 25, 2006.

                (e) An Option to purchase 6,824 shares of Common Stock was granted and is hereby ratified and confirmed as of June 25, 1996 at an Exercise Price of $15.83 per share, which Option shall be exercisable by the Optionee in whole or in part at any time or times for a period commencing as of June 25, 1996 and expiring at the close of business on June 25, 2006.

                (f) An Option to purchase 40,435 shares of Common Stock was granted and is hereby ratified and confirmed as of July 25, 1996 at an Exercise Price of $15.75 per share, which Option shall be exercisable by the Optionee in whole or in part at any time or times for a period commencing as of July 25, 1996 and expiring at the close of business on July 25, 2006.

        The shares of Common Stock issuable upon exercise of an Option are referred to herein as "Option Stock."

        2.      Exercise of Options.

                2.1  Method of Exercise.

        Each Option shall be exercisable, in whole or in part, by written notice to the Company stating the number of shares of Common Stock to be purchased and accompanied by full payment of the Exercise Price for the shares of Common Stock issuable upon such exercise.

           2.2  Payment of Exercise Price.

        The Exercise Price for the shares of Common Stock issuable upon exercise of each Option shall be paid (i) in cash, by uncertified check, certified check or bank draft, or (ii) by the surrender, in whole or in part, of issued and outstanding shares of Common Stock of the Company (not including the shares of Common Stock issuable upon exercise of the Option), which shall be credited against the Exercise Price at the Fair Market Value (as defined below) of the shares surrendered on the date of the written notice of exercise of the Option.

           2.3  Fair Market Value.

        For purposes of this Agreement, "Fair Market Value" of the Common Stock shall be the closing sale price of a share of Common Stock as published by the national securities exchange on which the shares are traded on the applicable date (provided, that if the shares of Common Stock are traded on more than one national securities exchange, Fair Market Value shall be the closing sale price on the applicable date published by the exchange selected by the Company). If the exchange is closed for trading on such date, or if the Common Stock does not trade on such date, then Fair Market Value shall be the closing sale price on the date the Common Stock last traded on such exchange prior to the applicable date.

        3. Non-Transferability.

        The Options granted hereby may not be transferred by the Optionee other than to a corporation, partnership or other entity controlling, controlled by or under common control with TCIC (collectively, the "TCIC Affiliates").

        4. Representations, Warranties and Covenants of the Company.

        The Company represents and warrants to and agrees with Optionee as follows:

           4.1  Organization,  Good  Standing,  Authority  and Approval.

        The Company is duly organized as a corporation and is validly existing and in good standing under the laws of Nevada. The Company has the corporate power and authority to execute and deliver this Agreement. The execution and delivery of this Agreement by the Company and the consummation of the transactions contemplated by this Agreement (including the issuance of the shares of Option Stock) have been duly authorized and approved by all necessary corporate action of the Company, and this Agreement is a valid and binding obligation of the Company, enforceable in accordance with its terms. This Agreement and its execution and delivery by the Company do not, and the consummation of the transaction contemplated by this Agreement and the issuance of the shares of Option Stock will not, constitute a violation of or a default (whether with notice or the lapse of time or both) under the Articles of Incorporation or Bylaws of the Company, any law to which the Company is subject, any provision of any agreement, instrument, order, judgment or decree to which the Company is a party or to which the Company or any of its assets is subject, or any rule of, or any provision of the Company's Listing Agreement with, the National Association of Securities Dealers, Inc.

           4.2  Authorization of Shares of Option Stock.

        Upon delivery of stock certificates by the Company and receipt by the Company of the full amount of the Exercise Price therefor, the shares of Option Stock, when issued and delivered in accordance with the provisions of this Agreement, will be duly authorized, validly issued, fully paid and nonassessable outstanding shares of Common Stock of the Company.

          4.3  Company's Obligations.

        The Company shall (1) at all times during the term of each Option reserve and keep available such number of shares of Common Stock as will be sufficient to satisfy the requirements of this Agreement, (2) pay all original issue and transfer taxes with respect to the issue and transfer to the Optionee of shares of Option Stock pursuant to the Options and all other fees and expenses necessarily incurred by the Company in connection therewith, and (3) from time to time use its best efforts to comply with all laws and regulations which shall be applicable thereto.

        5. Representations, Warranties and Covenants of Optionee.

        Optionee represents and warrants to and agrees with the Company as follows:

           5.1  Organization, Good Standing, and Authority Approval.

        Optionee is duly organized as a corporation and is validly existing and in good standing under the laws of Delaware. Optionee has the corporate power and authority to execute and deliver this Agreement. The execution and delivery of this Agreement by Optionee and the consummation of the transactions contemplated by this Agreement have been duly authorized and approved by all necessary corporate action of Optionee, and this Agreement is a valid and binding obligation of Optionee.

           5.2  Acquisition for Own Account.

        The shares of Option Stock to be issued and delivered to the Optionee pursuant to the Options (unless such shares have first been registered under the Securities Act of 1933, as amended (the "1933 Act")) shall be acquired by the Optionee for investment for the Optionee's own account and not with a view to, or for, sale or other distribution thereof, and that the Optionee has no present intention to sell or otherwise distribute any shares of Option Stock to be issued or delivered to the Optionee pursuant to the Options, except in a manner which will not violate the provisions of any applicable federal or state securities laws, rules or regulations.

        6. Conditions To Issuance of Shares.

        If at the time of exercise of an Option, there does not exist either (a) an effective registration statement under the 1933 Act, with respect to the shares of Option Stock subject to the Option, (b) an opinion of counsel, satisfactory to the Company, to the effect that such registration is not required under one or more of the exemptions provided under the 1933 Act, or (c) a "no action" letter, with respect to the proposed issuance of such shares, issued by the staff of the Securities and Exchange Commission and delivered to the Company, then such shares of Option Stock may only be issued with an appropriate restrictive legend in accordance with Section 8 hereof.

        7. Transfer Restrictions; Legend on Certificate.

        The Optionee acknowledges that the Option Stock must be held indefinitely unless subsequently registered under the 1933 Act and the securities laws of every jurisdiction applicable to such resale or unless exemptions from such registration requirements are available. The Company will be entitled to place conspicuously upon each certificate representing shares of Option Stock a legend as required by Article 15 of the Articles of Incorporation of the Company and a legend substantially in the following form:

        THE SECURITIES REPRESENTED HEREBY HAVE BEEN NOT REGISTERED UNDER UNITED STATES FEDERAL OR STATE SECURITIES LAWS AND MAY NOT BE OFFERED FOR SALE, SOLD OR OTHERWISE TRANSFERRED OR ASSIGNED VALUE, FOR DIRECTLY OR INDIRECTLY, NOR MAY THE SECURITIES BE TRANSFERRED ON THE BOOKS OF THE CORPORATION, WITHOUT REGISTRATION OF SUCH SECURITIES UNDER ALL APPLICABLE UNITED STATES FEDERAL OR STATE SECURITIES LAWS OR COMPLIANCE WITH AN APPLICABLE EXEMPTION THEREFROM, SUCH COMPLIANCE, AT THE OPTION OF THE CORPORATION, TO BE EVIDENCED BY AN OPINION OF THE HOLDER'S COUNSEL, IN FORM REASONABLY ACCEPTABLE TO THE CORPORATION, THAT NO VIOLATION OF SUCH REGISTRATION PROVISIONS WOULD RESULT FROM ANY PROPOSED TRANSFER OR ASSIGNMENT.

        Notwithstanding the foregoing, the Optionee may transfer the shares of Option Stock to any TCIC Affiliate.

        8. Registration Rights.

        The provisions of the Registration Rights Agreement shall be applicable to the shares of the Option Stock, and the Optionee shall be entitled to exercise all of the rights granted to TCIC under the Registration Rights Agreement with respect to the shares of Option Stock.

        9. Adjustments Upon Changes in Capitalization.

        The Exercise Price and the number or kind of shares subject to each Option are subject to adjustment in case the Company should at any time issue additional shares of its Common Stock as a stock dividend, or in case the shares of its Common Stock should at any time be subdivided into a greater number of shares, or in case the outstanding shares of its Common Stock should be combined by reclassification or otherwise into a lesser number of shares, or in case the Company shall merge, consolidate with or into another corporation or entity, or another corporation or entity merges into the Company, or in the case of any sale or transfer of all or substantially all of the assets of the Company, or in the case of a capital or reorganization recapitalization not involving a merger, consolidation or sale or transfer of all or substantially all of the assets of the Company. The adjustment will entitle the Optionee to receive, for the same aggregate Exercise Price, in lieu of securities receivable upon the exercise of any part of an Option prior to any such dividend, subdivision, reclassification, combination, sale, transfer or reorganization, the securities to which the Optionee would have been entitled if the Optionee had exercised any part of the Option immediately prior to the record date or effective date of the stock dividend, subdivision, reclassification, combination, sale, transfer or reorganization. Neither the issuance of stock for consideration, the issuance of stock on the exercise of stock rights, options or warrants, nor the issuance of stock on the conversion of a debenture or of a share of capital stock shall be considered a change in the Company's capital structure.

        No fractional shares of Option Stock shall be issued upon any exercise of an Option following an adjustment made pursuant to this Section 10, and the aggregate Exercise Price paid shall be appropriately adjusted on account of any fractional share not issued upon such an exercise.

        10. The Optionee's Rights as Shareholder.

        The Optionee shall have no rights as a shareholder with respect to any shares of Option Stock until the date of the exercise of the applicable Option and the issuance of the shares of Option Stock and then only to the extent that there has been issued one or more certificates for such shares of Option Stock to said the Optionee upon the due exercise in whole or in part of such Option. No adjustment shall be made for dividends (ordinary or extraordinary, whether in cash, securities or other property) or distributions or other rights for which the record date precedes the date such stock certificates are issued.

        11. Applicability of Section 16(b) of the 1934 Act.

        The grant of each Option may, under Section 16 of the 1934 Act, be considered a "purchase" of an equity security subject to the "short-swing" profit rules of Section 16(b). The Optionee is urged to consult its legal advisor regarding the applicability of Section 16 to its transactions in equity securities of the Company, including the granting to the Optionee of the Option. In this connection, the Optionee agrees not to sell, during the six month period immediately following the date of the grant of each Option, any shares of Option Stock which may be acquired during such period upon exercise of the Option.

        12. General.

            12.1 Entire Agreement.

        This Agreement, subject to the matters described in the Preliminary Statement, contains all of the agreements and understandings between the parties hereto, and no oral agreements or written correspondence shall be held to affect the provisions hereof.

            12.2 Waiver.

        No waiver by any party hereto of any breach of any covenant, condition or agreement hereof on the part of the parties hereto to be kept and performed shall be considered to constitute a waiver of any other covenant, condition or provision, or of any subsequent breach thereof.

            12.3 Notices.

        Any notice, demand, request, waiver or other communication under this Agreement must be in writing and will be deemed to have been duly given (i) on the date of delivery if delivered to the address of the party specified below (including delivery by courier), (ii) on the fifth day after mailing if mailed to the party to whom notice is to be given to the address specified below, by first class mail, certified or registered, return receipt requested, postage prepaid, or (iii) on the date of transmission if sent by facsimile transmission to the facsimile number given below and if telephonic confirmation of receipt is obtained promptly after completion of transmission, as follows:

        If to Optionee:                   c/o TCI Communications, Inc.
                                          5619 DTC Parkway
                                          Englewood, Colorado  80111
                                          Attn:  Bernard W. Schotters, II

                                          Facsimile:  (303) 488-3200

        With a copy similarly addressed:  Attn:  Legal Department

        If to the Company:                TSX Corporation
                                          4849 North Mesa, Suite 200
                                          El Paso, Texas 79912
                                          Attn: William H. Lambert, Chairman,
                                          President and Chief Executive Officer

                                          Facsimile:  (915) 543-4888

        With a copy to:                   Kemp, Smith, Duncan & Hammond, P.C.
                                          2000 Norwest Plaza
                                          El Paso, Texas 79901-1441
                                          Attn:  Tad R. Smith

                                          Facsimile:  (915) 546-5360

Either party may from time to time change its address or facsimile number for the purpose of notices to that party by a similar notice specifying a new address or facsimile number, but no such change will be deemed to have been given until it is actually received by the party sought to be charged with its contents.

            12.4 Specific Performance.

        The parties acknowledge that there will be no adequate remedy at law for a violation by the Company of its obligations set forth in this Agreement and its obligations to issue and sell the shares of Option Stock pursuant to this Agreement and that, in addition to any other remedies which may be available to Optionee for a violation of those obligations, those obligations will be specifically enforceable by Optionee in accordance with their terms.

            12.5 Survival of Representations and Warranties.

        All representations and warranties set forth in this Agreement will survive the Closing.

            12.6 Amendments.

        This Agreement may not be amended, modified, waived, discharged or terminated orally, but only by an instrument in writing signed by the party against which enforcement thereof is sought.

            12.7 Certain Rules of Construction.

        This Agreement shall be construed in accordance with, and shall be governed by, the laws of the State of Texas. In the event any court of competent jurisdiction shall declare any portion of this Agreement to be invalid, the remainder of this Agreement shall not be invalidated thereby, but shall remain in full force and effect. The captions in this Agreement are for reference purposes only and will not in any way affect the meaning or interpretations of the text of this Agreement. Where the context requires, words in the singular shall be deemed to include the plural and vice versa.

            12.8 Benefits of Agreement.

        Subject to the provisions of Section 4, this Agreement will be binding upon and will inure to the benefit of the parties and their respective successors and assigns. Neither this Agreement nor any of the right or obligations of a party hereunder may be assigned without the consent of the other party, provided that the Optionee may assign its rights and delegate its obligations to any TCIC Affiliate.

            12.9 Attorneys' Fees.

        In the event of any action or suit based upon or arising out of any alleged breach by any party of any representation, warranty, covenant or agreement contained in this Agreement, the prevailing party will be entitled to recover reasonable attorneys' fees and other costs of such action or suit from the other party.

            12.10 Counterparts.

        This Agreement may be executed in one or more counterparts, each of which will be deemed an original.

        IN WITNESS WHEREOF, the Company and the Optionee have executed this Agreement



                                  TSX CORPORATION



                                  By:    /s/ William H. Lambert
                                         ---------------------------------------
                                         William H. Lambert, Chairman,
                                         President and Chief Executive Officer



                                  TCI TSX, INC.



                                  By:    /s/ David Boileau
                                         --------------------------------------
                                  Name:  David Boileau
                                  Title: Vice President